

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

J. Michael May, Esq.
General Motors Financial Company, Inc.
801 Cherry Street
Fort Worth, TX 76102

> **Re: AFS Sensub Corp.**
> **Registration Statement on Form S-3**
> **Filed October 29, 2010**
> **File No. 333-170231**

Dear Mr. May:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

2.   As a follow-up to the above comment, if your disclosure, such as on page S-59 of the Senior-Subordinate Transaction prospectus supplement and page S-72 of the Insured Transaction prospectus supplement, states that you will file any documents "on or after" the closing date on Form 8-K, please revise your disclosure accordingly.

3.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4.   Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.   We note that the Insured Transaction prospectus supplement includes as credit enhancement a cross-collateralization feature that was also included in your previous Registration Statement on Form S-3 (File No. 333-130439) originally filed on December 19, 2005. Please confirm that there have been no substantive modifications to the cross-collateralization feature from the cross-collateralization feature disclosed in your previous Registration Statement on Form S-3 (File No. 333-130439).

Base Prospectus

Origination Network, page 32

6.   We note your disclosure in the fifth full paragraph of this section and in the second full paragraph on page 34. Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in both the Summary sections and The Automobile Loan Contracts sections of each of the prospectus supplements.

Servicing Procedures, page 52

7.   We note your disclosure in the second full paragraph of this section. Please advise whether the asset pool will include any modified loans. If so, revise to provide bracketed form disclosure indicating that you will describe the nature

of the modification(s) and provide data regarding the number of modified loans in both the Summary sections and The Automobile Loan Contracts sections of each of the prospectus supplements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3574 with any questions.

Regards,

Julie F. Rizzo
Attorney-Advisor

cc: John P. Keiserman *via facsimile* (212) 940-8776